
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

January 7, 2009

By Facsimile and U.S. Mail

Mr. Qinan Ji
Chief Financial Officer
China Natural Gas, Inc.
19th Floor, Building B
Van Metropolis
Tang Yan Road, Hi Tech Zone
Xi'an 710065
Shaanxi Province, China

> **Re:** **China Natural Gas, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for the Period Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 0-31539**

Dear Mr. Ji:

We have completed our review of your Form 10-K and related filings and have no further comments at this time

Sincerely,

/s/
Andrew Mew
Accounting Branch Chief